Mail Stop 4561

June 4, 2009

Mr. Stephen K. Sprague
President and Chief Executive Officer
Wave Systems Corp.
480 Pleasant Street
Lee, MA 01238

> **Re:** **Wave Systems Corp.**
> **Form 10-K For the Year Ended December 31, 2008**
> **Form 10-Q For the Quarter Ended March 31, 2009**
> **File No. 000-24752**

Dear Mr. Sprague:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2008

Cover

1. We note that the aggregate market value of your common shares held by non-affiliates as of June 30, 2008 was approximately $57 million. It therefore appears that you qualify as a "smaller reporting company." Although you have chosen not to provide scaled disclosures, as is your option, you are still required to check the

"smaller reporting company" box if you meet the criteria of that category. Please confirm that in future filings you will correctly identify yourself as a "smaller reporting company" or explain how you determined that you did not qualify for this category of filer.

Notes to Consolidated Financial Statements

(3) Significant Accounting Policies

(m) Revenue Recognition

2.   With regard to your license sales, including the distribution software licenses with OEMs from which you earn royalties, clarify whether the initial sale includes any rights to updates or upgrades or any maintenance (PCS). Your disclosure in the last paragraph on page 42 suggests that your distribution arrangements may contain multiple elements and you state that you have not established VSOE for each undelivered element because you are in the early stages of your "software upgrade and maintenance business." Tell us when you began offering such upgrades and maintenance and describe what each of these entails. Describe the elements included in the initial sale, including the "packages offered in connection with [your] distribution agreements" and how your accounting for these arrangements is consistent with your accounting policy disclosures.

(11) Wavexpress, pages F-33 and F-34

3.   We note that Wavexpress suspended its TVTonic consumer media service and was exploring opportunities to sell or license its technology. Provide us with your analysis of paragraph 42 of SFAS 144 that supports your determination that presentation of Wavexpress as a discontinued operation is not required.

Form 10-Q For the Quarter Ended March 31, 2009

Results of Operations

Three-Months Ended March 31, 2009 and 2008

4.   Your disclosure attributes the increase in revenue to a higher per-unit royalty rate resulting from an amendment of the agreement you have with Dell. Tell us how much of this increase was due to sales in 2008 due to the retroactive application of this rate. Also, tell us what consideration you gave to disclosing this amount.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, pages 22 and 23

5.   We note your disclosure that your "CEO and CFO have concluded that [your] disclosure controls and procedures are effective as of March 31, 2009 to ensure that information required to be disclosed by [the company] in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms." In future filings, if you chose to define disclosure controls and procedures you should include the entire definition. That is, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief